UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*


                        KinderCare Learning Centers, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   494-521-20

                                 (CUSIP Number)

KCLC Acquisition Corp., KLC Associates, L.P., KKR Associates (KLC) L.P., KKR-
                                   KLC L.L.C.
                        c/o Kohlberg Kravis Roberts & Co., L.P.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 3, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement .   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 494-521-20                    Page   2   of      19   Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                KCLC ACQUISITION CORP.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)

                                                                      (b)

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

             AF, OO (see item 3)

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                     0
 BENEFICIALLY
   OWNED BY      8   SHARED VOTING POWER
     EACH
  REPORTING
   PERSON                 10,847,619 (The aggregate number of shares
    WITH                  includes 858,683 shares of Issuer Common Stock
                          which are issuable upon the exercise of the warrants of the Issuer that are subject to the Voting Agreement (as defined herein). No
                          Reporting Person has the power to cause such warrants to be exercised.)

                 9   SOLE DISPOSITIVE POWER

                               0

                10   SHARED DISPOSITIVE POWER

                               0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,847,619 (See Item 7 above)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                54 (see Item 7 above)

   14     TYPE OF REPORTING PERSON*

                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 494-521-20                    Page   3   of      19   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KLC ASSOCIATES, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                     (b)

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

       AF, OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
 REPORTING               10,847,619 (The aggregate number of shares includes
   PERSON                858,683 shares of Issuer Common Stock which are
    WITH                 issuable upon the exercise of the warrants of the
                         Issuer that are subject to the Voting Agreement (as defined herein). No Reporting Person has the power to cause such warrants to be exercised.)

               9   SOLE DISPOSITIVE POWER

                              0

               10  SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,847,619 (See Item 7)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54 (See Item 7)

14   TYPE OF REPORTING PERSON*

           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 494-521-20                     Page   4   of      19   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KKR ASSOCIATES (KLC) L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                     (b)

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

       OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
  REPORTING              10,847,619 (The aggregate number of shares includes
   PERSON                858,683 shares of Issuer Common Stock which are
    WITH                 issuable upon the exercise of the warrants of the
                         Issuer that are subject to the Voting Agreement (as defined herein). No Reporting Person has the power to cause such warrants to be exercised.)

               9   SOLE DISPOSITIVE POWER

                              0
              10   SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,847,619 (See Item 7)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54 (See Item 7)

14   TYPE OF REPORTING PERSON*

           PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 494-521-20                     Page   5   of      19   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KKR-KLC L.L.C.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                     (b)

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

         OO (see item 3)

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
  REPORTING              10,847,619 (The aggregate number of shares includes
   PERSON                858,683 shares of Issuer Common Stock which are
    WITH                 issuable upon the exercise of the warrants of the
                         Issuer that are subject to the Voting Agreement (as defined herein). No Reporting Person has the power to cause such warrants to be exercised.)

               9   SOLE DISPOSITIVE POWER

                              0

              10   SHARED DISPOSITIVE POWER

                              0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,847,619 (See Item 7)

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54 (See Item 7)

 14    TYPE OF REPORTING PERSON*

             OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

          This statement relates to shares of common stock, $.01 par value per share, of KinderCare Learning Centers, Inc. ("Issuer Common Stock"), a Delaware

corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2400 Presidents Drive, Montgomery, Alabama 36166.


Item 2.  Identity and Background.

          This statement is being filed jointly by KKR-KLC L.L.C., a Delaware limited liability company ("KKR-KLC LLC"), KKR Associates (KLC) L.P., a

Delaware limited partnership of which KKR-KLC LLC is the sole general partner

("KKR Associates (KLC)"), KLC Associates, L.P., a Delaware limited partnership of which KKR Associates (KLC) is the sole general partner ("KLC Associates"),

and KCLC Acquisition Corp., a wholly owned subsidiary of KLC Associates

("Newco", and together with KLC Associates, KKR Associates (KLC) and KKR-KLC

LLC, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

          Newco was formed to effect the proposed transactions described in

Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions.  KLC Associates is principally engaged in the business of investing in securities.  The address of the principal business and office of each of Newco and KLC Associates is 9 West

57th Street, New York, New York 10019.

          Information concerning the directors and executive officers of Newco is contained in Schedule A attached hereto.

          Each of KKR Associates (KLC) and KKR-KLC LLC is principally engaged in the business of investing through partnerships in the Issuer and potentially other companies.  The address of the principal business and office of each of

KKR Associates (KLC) and KKR-KLC LLC is 9 West 57th Street, New York, New York

10019.

          Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR-KLC LLC.  Messrs. Kravis and Roberts are each United States citizens, and the present principal occupation or employment of each is as a managing member of KKR & Co. L.L.C., which is the general partner of Kohlberg

Kravis Roberts & Co., L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite

200, Menlo Park, California 94025.  The other members of KKR-KLC LLC are

Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H.

Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins,  Scott M.

Stuart and Edward A. Gilhuly.  The business address of each of Messrs. Kravis,

Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York,

New York 10019; the business address of each of Messrs. Roberts, MacDonnell,

Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park,

California 94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this

Item 2 or Schedule A hereto:  (i) has been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, Newco, Oaktree Capital

Management, L.L.C. ("Oaktree") and the persons set forth on Schedule B hereof

(such persons, together with Oaktree, the "Stockholders"), who together are the record and/or beneficial owners of 9,988,936 shares of Issuer Common Stock (the

"Subject Shares") and warrants to purchase 858,683 shares of Issuer Common

Stock (the "Subject Warrants", and together with the Subject Shares, the

"Subject Securities"), have entered into the Voting Agreement described in Item

4.  In addition, if the Merger Agreement (as defined herein) shall have been terminated either (i) by the Issuer or Newco because of the existence of a final order (or similar final action or ruling) prohibiting consummation of the

Merger (as defined herein) or any of the transactions contemplated by the

Merger Agreement or the Voting Agreement or (ii) by the Issuer because the

Merger shall not have been consummated by March 31, 1997 and on March 31, 1997 or thereafter there shall have been in effect any of (A) an order (or similar action or ruling) prohibiting consummation of the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement,

which has not become final, (B) a final order (or similar final action or ruling) prohibiting consummation of the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement or (C) any

statute, rule or regulation prohibiting in whole or in any significant respect the consummation of the Merger or any of the transactions contemplated by the

Merger Agreement or the Voting Agreement, then Newco may exercise a 30-day option granted to it pursuant to the Voting Agreement (the "Option") to purchase the Subject Shares at $20.25 per share in cash (the "Share Exercise

Price") and the Subject Warrants at $7.75 per warrant in cash (the "Warrant

Exercise Price").  If Newco were to exercise the Option in full and pay the

Share Exercise Price and the Warrant Exercise Price in cash, the funds required would be approximately $208,930,747.  It is currently anticipated that such funds would be provided from general funds available to Newco and its affiliates and by borrowings from sources yet to be determined.

          In the event that Newco purchases the Subject Securities pursuant to the Option, it has agreed, as promptly as practicable thereafter, to make a tender offer for the remaining shares of Issuer Common Stock to the stockholders of the Issuer pursuant to which the stockholders of the Issuer

(other than the Issuer, any direct or indirect subsidiary of the Issuer or

Newco) will receive an amount of cash consideration per share of Issuer Common

Stock equal to the Share Exercise Price, and will take such actions as may be necessary or appropriate in order to effectuate such tender offer at the earliest practicable time.

          If, within one year of Newco's acquisition of the Subject Securities pursuant to its exercise of the Option, Newco or any of its affiliates receives any cash or non-cash consideration in respect of the Subject Securities in connection with a Third Party Business Combination (as defined below), Newco shall promptly pay over to the Stockholders, as an addition to the Share

Exercise Price and the Warrant Exercise Price, (x) the excess, if any, of such consideration over the aggregate amount paid for the Subject Securities by

Newco pursuant to the Voting Agreement, less (y) the sum of (I) the amount of taxes payable or to be payable by Newco (as estimated by Newco in good faith)

in connection with such Third Party Business Combination and (II) the amount of out-of-pocket expenses paid by Newco in connection with such Third Party

Business Combination.  The term "Third Party Business Combination" of the

Issuer means the occurrence of any of the following events:  (A) the Issuer or any subsidiary of the Issuer is acquired by merger or otherwise by any person or group, other than Newco or any affiliate thereof (a "Third Party"); (B) the

Issuer or any subsidiary of the Issuer enters into an agreement with a Third

Party which contemplates the acquisition of 20% or more of the total assets of the Issuer and its subsidiaries, taken as a whole; (C) the Issuer or Newco enters into a merger or other agreement with a Third Party which contemplates the acquisition of more than 20% of the outstanding shares of the Issuer's capital stock; or (D) a Third Party acquires more than 20% of the total assets of the Issuer and its subsidiaries, taken as a whole.  Notwithstanding the foregoing, in no event shall the Stockholders be entitled to receive any payment if at any time prior to the consummation of such Third Party Business

Combination, either (i) affiliates of KKR shall, directly or indirectly,

beneficially own 80% or more of the Issuer Common Stock or (ii) prior to such time as affiliates of KKR beneficially own at least 80% of the Issuer Common

Stock, the Issuer has issued shares of voting stock such that affiliates of KKR no longer have a majority of the issued and outstanding shares of voting stock of the Issuer.

          The Stockholders entered into the Voting Agreement to induce Newco to enter into the Merger Agreement.


Item 4.  Purpose of Transaction.

          On October 3, 1996, Newco and Issuer entered into an Agreement and

Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger")

of Newco with and into Issuer, whereupon the separate existence of Newco will cease and the Issuer will continue as the surviving corporation.

          At the effective time of the Merger (the "Effective Time"), each share of Issuer Common Stock issued and outstanding immediately prior to the

Effective Time (other than (i) shares of Issuer Common Stock owned, directly or indirectly, by the Issuer or any subsidiary of the Issuer or by Newco or any subsidiary of Newco and (ii) shares of Issuer Common Stock subject to dissenters rights) will be converted into either (A) the right to retain, at the election of the holder thereof and subject to the terms of the Merger

Agreement, Issuer Common Stock ("Electing Shares") or (B) the right to receive cash.

          The aggregate number of shares of Issuer Common Stock to be converted into the right to retain Issuer Common Stock at the Effective Time (the

"Non-Cash Election Number") shall be equal to 1,296,296 (excluding for this purpose any shares of Issuer Common Stock owned by the Issuer or by any subsidiary of the Issuer or by Newco or any subsidiary of Newco).

          If the number of Electing Shares exceeds the Non-Cash Election

Number, then the number of Electing Shares to be converted into the right to retain Issuer Common Stock will be reduced pro rata (on a consistent basis among stockholders who made the election to retain Issuer Common Stock), and,

to the extent of such reduction, a stockholder's Electing Shares shall be converted into cash.

          If the number of Electing Shares is less than the Non-Cash Election

Number, then (i) all Electing Shares shall be converted into the right to retain Issuer Common Stock and (ii) additional shares of Issuer Common Stock other than Electing Shares shall be converted into the right to retain Issuer

Common Stock (on a consistent basis among stockholders who held shares of

Issuer Common Stock as to which they did not make the election to retain Issuer

Common Stock), pro rata to the number of shares as to which they did not make such election).

          Stockholders of the Issuer otherwise entitled to fractional shares of

Issuer Common Stock shall be paid cash in lieu of fractional shares.

          In addition, at the Effective Time, each warrant to purchase shares of Issuer Common Stock that is issued and outstanding immediately prior to the

Effective Time will be converted into cash consideration as determined by the warrant agreement pursuant to which such warrants were issued.

          Because approval of Issuer's stockholders is required by applicable law in order to consummate the Merger, Issuer will submit the Merger to its stockholders for approval.  Pursuant to the Voting Agreement, the Stockholders

have agreed to vote an aggregate of approximately 52% of the shares of Issuer

Common Stock issued and outstanding as of October 1, 1996 in favor of the

Merger.  If consummated, the Merger will result in KLC Associates and its affiliates becoming the controlling stockholders of the Issuer.

          The obligations of the parties to the Merger Agreement to effect the

Merger are subject to certain conditions, and prior to the Effective Time,

Newco or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

          Concurrently with and as a further condition to the execution and delivery of the Merger Agreement, Newco and the Stockholders entered into a

Voting Agreement dated as of October 3, 1996 (the "Voting Agreement") relating to the Subject Securities.  If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements contained in the Voting Agreement

(other than covenants and agreements regarding the Option described in Item 3 herein) with respect to the Subject Securities will also terminate at such time.  Subject to the foregoing and to certain exceptions and conditions, the

Stockholders have agreed pursuant to the Voting Agreement to vote, and have appointed Newco as their irrevocable proxy to vote, the Subject Shares in favor of the Merger and of certain related agreements and actions and against certain other enumerated actions or agreements (together with the Merger, the "Merger

Related Matters").  Subject to the terms and conditions of the Voting

Agreement, all of the Stockholders have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer, to restrictions upon the transfer of the Subject Securities, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

          If the Merger is completed as planned, (i) the board of directors of the Issuer will consist of the directors of Newco at the time of the Merger,

together with Dr. Sandra Scarr and, subject to the satisfaction of certain conditions set forth in the Voting Agreement, Mr. Stephen A. Kaplan, until the earlier of their resignation or removal or the election and qualification of their successors, and (ii) the officers of the Issuer will remain as the officers of Issuer after the Effective Time, until the earlier of their resignation or removal or the election and qualification of their successors.

          At the Effective Time, (i) the certificate of incorporation of

Issuer, as in effect immediately prior to the Effective Time, shall be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger

Agreement and (ii) the by-laws of Newco as in effect at the Effective Time shall be the by-laws of the Issuer.  The authorized capital stock of Newco consists of 100 shares of common stock, par value $.01 per share, all of which are owned by KLC Associates.

          If the Merger is completed as planned, the Issuer intends to seek (i)

to have the shares of Issuer Common Stock cease to be listed on the NASDAQ

National Market System and (ii) if in conformity with applicable law and regulation, to have the shares of Issuer Common Stock deregistered under the

Exchange Act.

          The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement they reserve the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

          (a) and (b)  As of October 3, 1996, Newco owned no shares of Issuer

Common Stock.

          However, as of October 3, 1996, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities and Exchange Act of

1934, as amended, Newco may be deemed to have beneficially owned the Subject

Securities subject to the Voting Agreement, constituting in the aggregate approximately 52% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock represented by the Issuer in the

Merger Agreement to be outstanding as of October 1, 1996) and approximately 54%

of the outstanding shares of Issuer Common Stock, assuming the exercise of the

Subject Warrants into 858,683 shares of Issuer Common Stock.  Until such time as the Option is exercised (if at all), Newco has no power to cause such warrants to be exercised.

          Newco is a wholly owned subsidiary of KLC Associates and therefore,

KLC Associates, by the action of its sole general partner, KKR Associates

(KLC), has the power to direct the voting of and disposition of any shares of

Issuer Common Stock deemed to be beneficially owned by Newco.  As a result, KKR

Associates (KLC) may be deemed to beneficially own any shares of Issuer Common

Stock deemed to be beneficially owned by KLC Associates or Newco.  KKR-KLC LLC,

as the sole general partner of KKR Associates (KLC), has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates (KLC).  As a result, KKR-KLC LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates (KLC).  Messrs. Kravis and Roberts, as the

managing members of KKR-KLC LLC, and each of Messrs. MacDonnell, Raether,

Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly, as the other members of KKR-KLC LLC,  may be deemed to beneficially own any shares of Issuer

Common Stock that KKR-KLC LLC may be deemed to beneficially own.  Each such individual disclaims beneficial ownership of such shares.

          If Newco were to exercise the Option, Newco would have the sole power to vote all of the Subject Shares and sole power to dispose of all of the

Subject Securities, and KLC Associates, by the action of its sole general partner, KKR Associates (KLC), would, upon exercise of the Option, have the sole power to direct the voting of and the disposition of all of the Subject

Shares, in each case subject to the terms of the Voting Agreement.  With respect to the Merger Related Matters, Newco has sole power to vote the Subject

Shares pursuant to the Voting Agreement.  Unless and until Newco or its designee, if any, acquires the Subject Securities upon exercise of the Option,

and except as set forth above, neither Newco nor such designee, if any, has any power to dispose of any Subject Securities.  Neither the filing of this

Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common

Stock.

          (d)  Until the Option is exercised (if at all), neither Newco nor its designee, if any, has a right to receive dividends from, or the proceeds from the sale of, the Subject Shares.  If the Option is exercised by Newco, Newco or its designee, if any, would have the sole right to receive dividends on the

Subject Shares.  However, if the Option is exercised, in certain circumstances,

as described in Item 3 herein, Newco is obligated to pay over to the

Stockholders, as an addition to the Share Exercise Price and the Warrant

Exercise Price, a portion of any cash or non-cash consideration received in respect of the Subject Securities in connection with a Third Party Business

Combination.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the

Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the

Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated October 15, 1996, among KCLC Acquisition Corp., KLC Associates, L.P., KKR Associates (KLC) L.P. and KKR-KLC L.L.C. relating to the filing of a joint statement on Schedule 13D.

     2. Agreement and Plan of Merger, dated as of October 3, 1996, between KCLC Acquisition Corp. and KinderCare Learning Centers, Inc.

     3. Voting Agreement, dated as of October 3, 1996, among KCLC Acquisition Corp. and certain stockholders of KinderCare Learning Centers, Inc.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this Statement is true, complete and correct.


                          KKR-KLC L.L.C.



                          By: /s/ PERRY GOLKIN
                             Name:  Perry Golkin
                             Title:  Member


                          KKR ASSOCIATES (KLC) L.P.

                               By KKR-KLC L.L.C., as
                               General Partner


                               By:  /s/ PERRY GOLKIN
                                  Name:  Perry Golkin
                                  Title:  Member


                          KLC ASSOCIATES, L.P.

                             By KKR ASSOCIATES (KLC) L.P., as
                               General Partner

                               By KKR-KLC L.L.C., as
                               General Partner


                               By:  /s/ PERRY GOLKIN
                                  Name: Perry Golkin
                                  Title:  Member


                          KCLC ACQUISITION CORP.


                          By:  /s/ NILS P. BROUS
                             Name: Nils P. Brous
                             Title: Vice President and Chief Financial Officer



DATED:  October 15, 1996

                                   SCHEDULE A

                             KCLC ACQUISITION CORP.

Executive Officers and Directors:

                  Business                   Principal
Name              Address                    Occupation                 Office                     Citizenship

Clifton S.        9 West 57th St.            Member of KKR & Co.        Director; President                   U.S.
Robbins           NY, NY  10019              L.L.C., which is the
                                             general partner of
                                             Kohlberg Kravis Roberts &
                                             Co., L.P., a private
                                             investment firm ("KKR")
Nils P. Brous     9 West 57th St. NY, NY     Employee, KKR              Director; Vice President              U.S.
                  10019                                                 and Chief Financial
                                                                        Officer
Herald Chen       9 West 57th St.            Employee, KKR              Vice President and                    U.S.
                  NY, NY  10019                                         Secretary

                                   SCHEDULE B







                                                     Subject           Subject
Stockholder                                           Shares          Warrants


TCW Special Credits Fund II                          759,767                --

TCW Special Credits Fund IIb                         695,883                --

TCW Special Credits Fund III                       2,462,032                --
TCW Special Credits Fund IIIb                      1,008,198                --

TCW Special Credits Fund V - The                   2,710,238           858,683
Principal Fund
TCW Special Credits Trust                            747,159                --

TCW Special Credits Trust IIIb                       402,105                --

Common Fund Account                                  338,524                --
Weyerhaeuser Company Master Retirement               742,905                --
Trust

Delaware State Employees Retirement Trust             10,654                --
Account
OCM Inland Steel Industries Separate                 111,473                --
Account

     Totals                                        9,988,938           858,683

                                INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     1. Joint Filing Agreement, dated October 15, 1996, among KCLC Acquisition Corp., KLC Associates, L.P., KKR Associates (KLC) L.P. and KKR-KLC L.L.C. relating to the filing of a joint statement on Schedule 13D.

     2. Agreement and Plan of Merger, dated as of October 3, 1996, among between KCLC Acquisition Corp. and KinderCare Learning Centers, Inc.

     3. Voting Agreement, dated as of October 3, 1996, among KCLC Acquisition Corp. and certain stockholders of KinderCare Learning Centers, Inc.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

          We, the signatories of the statement on Schedule 13D to which this

Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

                          KKR-KLC L.L.C.



                          By:  /s/ PERRY GOLKIN
                             Name: Perry Golkin
                             Title:  Member


                          KKR ASSOCIATES (KLC) L.P.

                               By KKR-KLC L.L.C., as
                               General Partner


                               By:  /s/ PERRY GOLKIN
                                  Name: Perry Golkin
                                  Title:  Member


                          KLC ASSOCIATES, L.P.

                             By KKR ASSOCIATES (KLC) L.P., as
                               General Partner

                               By KKR-KLC L.L.C., as
                               General Partner


                               By:  /s/ PERRY GOLKIN
                                  Name: Perry Golkin
                                  Title:  Member


                          KCLC ACQUISITION CORP.


                          By:  /s/ NILS P. BROUS
                             Name: Nils P. Brous
                             Title: Vice President and Chief Financial Officer



DATED:  October 15, 1996